July 2, 2014

Mr. Gus Rodriguez

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Bank of the Ozarks, Inc.

Form 10-K for Fiscal Period Ended December 31, 2013

Filed February 28, 2014

File No. 000-22759

Dear Mr. Rodriguez:

As discussed in our telephone conversation on July 1, 2014, we hereby request an extension of time to Friday, July 11, 2014 to respond to your letter of comment dated June 19, 2014 regarding the above-captioned filing by Bank of the Ozarks, Inc.

If you have any questions or comments regarding this request, please do not hesitate to contact the undersigned at (501) 978-2378.

Sincerely,

/s/ Greg L. McKinney
Chief Financial Officer and Chief Accounting Officer
Bank of the Ozarks, Inc.

cc:	Paul Cline

George Gleason,

Bank of the Ozarks, Inc., Chairman and Chief Executive Officer

Sal Inserra,

Crowe Horwath, LLP